SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to
Commission file number 000-31207

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank Mutual Corporation 401(k) Plan
4949 W. Brown Deer Road
P.O. Box 245034
Milwaukee, WI 53224-9534

B.	Name of issuer of the securities held pursuant
to the plan and the address of its principal executive office:

Bank Mutual Corporation
4949 w. Brown Deer Road
P.O. Box 245034
Milwaukee, WI 53224-9534

     The Financial Statements and consent required by Form 11-K follow this signature page and are incorporated herein by reference. The list of financial statements filed is included therein.
SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BANK MUTUAL CORPORATION
401 (K) PLAN

Date: June 26, 2006

/s/ MICHAEL T. CROWLEY JR.

Michael T. Crowley, Jr., Trustee

/s/ EUGENE H. MAURER

Eugene H. Maurer, Trustee

/s/ RICK B. COLBERG

Rick B. Colberg, Trustee

Bank Mutual Corporation
401(k) Plan
Milwaukee, Wisconsin

Financial Statements and
Supplemental Schedule
Years Ended December 31, 2005 and 2004

Bank Mutual Corporation 401(k) Plan
Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm
Board of Trustees
Bank Mutual Corporation 401(k) Plan
Milwaukee, Wisconsin
We have audited the accompanying statements of net assets available for benefits of Bank Mutual Corporation 401(k) Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Wipfli LLP
Wipfli LLP
April 27, 2006
Appleton, Wisconsin

Bank Mutual Corporation 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004

Assets

Investments	$26,377,616	$26,870,116

Net assets available for benefits	$26,377,616	$26,870,116

See accompanying notes to financial statements.

Bank Mutual Corporation 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004

	2005	2004

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$0	$1,752,132
Interest and dividends	329,163	313,320

Total investment income	329,163	2,065,452

Contributions:
Participant	1,289,193	1,247,772
Employer	147,792	151,571
Rollover	2,420	9,481

Total contributions	1,439,405	1,408,824

Total additions	1,768,568	3,474,276

Deductions from net assets attributed to:
Net depreciation in fair value of investments	456,527	0
Benefits paid to participants	1,786,422	3,725,954
Corrective distributions	0	10,218
Investment advisory fees	18,119	9,775

Total deductions	2,261,068	3,745,947

Net deductions	492,500	271,671
Net assets available for benefits at beginning	26,870,116	27,141,787

Net assets available for benefits at end	$26,377,616	$26,870,116

See accompanying notes to financial statements.

Notes to Financial Statements
Bank Mutual Corporation 401 (k) Plan
Notes to Financial Statements

Note 1	Plan Description

The following description of Bank Mutual Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan covering substantially all employees of Bank Mutual Corporation (the “Corporation”) who have been employed for one year, completed 1,000 hours of service, and are 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan is administered by certain officers of the Corporation.

Employee Contributions

Participants may elect to contribute up to the maximum contribution allowable under Internal Revenue Service (IRS) Code Sections 401(k), 404, and 415. Amounts contributed are deducted from gross wages for each payroll period and are remitted to the Plan in accordance with the investment options selected by the participant. Contributions in excess of IRS limits have been refunded to participants and are shown as corrective distributions on the statement of changes in net assets available for benefits. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

Employer Contributions

The Corporation makes matching contributions equal to 20% of the employee’s contributions. Employee contributions over 5% of annual cash compensation are not matched. Matching contributions are funded at each payroll date along with employee contributions. In addition, the Corporation, at its discretion, may make certain additional contributions as determined by the Board of Directors of the Corporation. No discretionary contributions were made in 2005 or 2004.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements

Note 1	Plan Description (Continued)

Participants’ Accounts

All investments in participants’ accounts are participant-directed. The Plan allows participants to select from a variety of mutual funds with a mix of common stocks and bonds. The Plan also allows participants to invest in common stock of the Corporation and bank certificates of deposit.

Each participant’s account is credited with the participant’s contributions, the Corporation’s matching and discretionary contributions, and plan earnings (based on participant’s investment election and account balance).

Vesting

All employee and employer contributions are 100% vested immediately.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at prime plus 1%, with rates ranging from 5.25% to 8.50%. Principal and interest are paid through level amortization with payments to be made not less frequently than quarterly through payroll deduction.

Expenses of the Plan

Substantially all administrative and other expenses incurred in conjunction with the Plan are paid by the Corporation. Investment advisory fees and minimal professional fees are paid by the Plan.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements

Note 1	Plan Description (Continued)

Payment of Benefits

Plan benefits are available at normal retirement, deferred retirement, early withdrawal, disability retirement, financial hardship withdrawal, death, or termination of employment. Participants receive benefit payments in the form of a lump-sum distribution.

Plan Termination

The Corporation has reserved the right to terminate the Plan at any time. In the event of termination, all amounts credited to participants’ accounts will be distributed to participants in accordance with the Plan’s provisions.

Note 2	Summary of Significant Accounting Policies

Method of Accounting

The accounting records of Bank Mutual Corporation 401(k) Plan are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from these estimates.

Investment Valuation

Investments are stated at fair value. Investments in certificates of deposit are stated at cost, which approximates fair value. Mutual funds are carried at current value, which represents the quoted market values of the underlying investments. The fair value of Bank Mutual Corporation common stock is its quoted market price. Security transactions are accounted for on the trade-date basis (the date the order to buy or sell is executed).

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements

Note 2	Summary of Significant Accounting Policies (Continued)

Investment Valuation (Continued)

Both realized and unrealized appreciation or depreciation is reflected for the year in the statement of changes in net assets available for benefits. Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of the investments. Interest income is recognized on the accrual method, and dividend income is recorded on the ex-dividend date.

Note 3	Investments

The following is a schedule of investments that individually represent 5% or more of the Plan’s net assets at December 31:

	2005		2004
	Asset Fair	Percent of Net	Asset Fair	Percent of Net
	Value	Assets	Value	Assets

Wells Fargo Stable Return Fund*	$1,561,451	5.9	$1,386,305	5.2
AIM Mid Cap Core Equity Fund	1,855,414	7.0	1,628,170	6.1
Dreyfus Appreciation Fund	1,926,984	7.3	1,843,066	6.9
Wells Fargo Small Cap Value Fund*	3,428,382	13.0	2,838,261	10.6
T. Rowe Price Growth Stock Fund	1,753,067	6.6	1,481,461	5.5
Bank Mutual Corporation common stock*	8,823,461	33.5	11,452,980	42.6

*	Represents party-in-interest

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements

Note 3	Investments (Continued)

During 2005 and 2004, the Plan’s investments (including investments bought or sold during the year as well as those held at the end of the year) appreciated (depreciated) as follows:

	2005	2004

Mutual funds	$970,415	$1,294,727
Bank Mutual Corporation common stock*	(1,426,942)	457,405

Net appreciation (depreciation)	$(456,527)	$1,752,132

*	Represents party-in-interest

Note 4	Transactions With Parties-in-lnterest

The Plan had the following transactions with Bank Mutual Corporation:

	2005	2004

Purchases of stock:
Number of shares	29,100	39,500
Value of shares on transaction dates	$314,663	$459,145

Sales of stock:
Number of shares	131,100	46,000
Value of shares on transaction dates	$1,446,997	$500,562

Benefit payments in-kind:
Number of shares	6,681	261,990
Value of shares on transaction dates	$70,243	$2,740,041

At December 31, 2005 and 2004, the Plan held 832,402 shares and 941,083 shares, respectively, of Bank Mutual Corporation common stock.

Bank Mutual Corporation 401(k) Plan
Notes to Financial Statements

Note 4	Transactions With Parties-in-Interest (Continued)

Certain plan investments are shares of mutual funds managed by Wells Fargo Investments. Wells Fargo Retirement Plan Services is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $16,826 and $8,650 for the years ended December 31, 2005 and 2004, respectively.

Note 5	Tax-Exempt Status of the Plan

On August 30, 2001, the Internal Revenue Service declared the prototype used by the Plan is qualified pursuant to Section 401 of the Internal Revenue Code. Plan management believes any amendments and events since the effective date of the last Internal Revenue Service determination letter do not affect the qualified status of the Plan. Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

Supplemental Schedule

Bank Mutual Corporation 401(k) Plan
Plan’s EIN #39-0491685     Plan #002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2005

Identity of Issue,	Description of Investment Including
Borrower, Lessor,	Maturity Date, Rate of Interest,			Current
or Similar Party	Collateral, Par, or Maturity Value	Cost		Value

Bank Mutual Corporation*	4.43% due May 28,2006 — Certificate of deposit	$	N/R	$1,038,771

Wells Fargo*	86,141.040 shares — Wells Fargo Cash Investment Fund		N/R	86,383
	48,196.930 shares — Wells Fargo Short-Term investment Fund		N/R	48,368
	40,078.320 shares — Wells Fargo Stable Return Fund		N/R	1,561,451
	32,807.437 shares — Pimco Total Return Fund		N/R	345,746
	7,188,777 shares — ABN AMRO Chicago Capital Growth Fund		N/R	160,238
	64,942.747 shares — AIM Mid Cap Core Equity Fund		N/R	1,855,414
	133,158.034 shares — American Century Equity Income Fund		N/R	1,041,296
	48,477.592 shares — Dreyfus Appreciation Fund		N/R	1,926,984
	50,548.331 shares — DreyfusRemier International Value Fund		N/R	939,693
	13,761.992 shares — Managers Special Equity Fund		N/R	1,194,128
	46,345.618 shares — MFS Value Fund		N/R	1,072,901

	113,635.451 shares — Wells Fargo Small Cap Value Fund		N/R	3,428,382
	62,165.497 shares — T. Rowe Rice Growth Stock Fund		N/R	1,753,067
	8,315.578 shares — Wells Fargo Outlook 2010 Fund		N/R	106,356
	8,162.127 shares — Wells Fargo Outlook 2020 Fund		N/R	114,678
	45,341.862 shares — Wells Fargo Outlook 2030 Fund		N/R	668,339
	3,692.828 shares — Wells Fargo Outlook 2040 Fund		N/R	60,308

Total Wells Fargo				16,363,732

Bank Mutual Corporation*	832,402.000 shares — Common stock		N/R	8,823,461

Participant Loans	5.25%to 8.50% notes maturing over the next five years			151,652

	Total assets (held at end of year)			$26,377,616

*	Party-in-interest

N/R —	Cost information is not required for participant-directed investments.
See Report of Independent Registered Public Accounting Firm.

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-49592) pertaining to the Bank Mutual Corporation 401(k) Plan of our report dated April 27, 2006, with respect to the financial statements and schedules of the Bank Mutual Corporation 401(k) Plan included in this Annual Report (Form 11 -K) for the year ended December 31, 2005.

/s/ Wipfli LLP
Wipfli LLP

June 22, 2006
Appleton, Wisconsin